st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.

30 September 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

06017458

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Sale & Leaseback of Head Offices in Kogarah & Adelaide;
- Merrill Lynch AIC Presentation;
- SGB Prices Crusade Global Trust No. 2 of 2006;
- SAINTS Declaration of Dividend; and
- SPS Declaration of Dividend.

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

RECEIVED

news

release

1 September 2006

St.George announces sale and leaseback of Head Offices in Kogarah and Adelaide

St.George Bank today announced the sale and leaseback of its Kogarah Head office at 4-16 Montgomery Street, Kogarah and BankSA Head office located at 97 King William Street, Adelaide to Charter Hall.

St.George is committed to retaining full usage of both sites over the long term and has executed a lease with Charter Hall for the properties for a 15 year term, with an option for a further 25 years (5 x 5 year options).

Peter Clare, Group Executive Strategy said, "The Bank's commitment to leaseback these key properties is integral to our current operations and is part of the implementation of our overall property strategy."

Sale and leaseback transactions have become a common feature of capital management in recent years. For St.George, this transaction will unlock valuable funds, whilst retaining long-term occupancy of the sites. It will allow St.George to more efficiently deploy its capital and focus on the Bank's core activities.

St.George has had a sale and leaseback program of branches over the past four years, which is expected to continue.

The total consideration for the sale of the properties is $146 million. The profit on sale of these buildings, which represents the amount by which the consideration exceeds the carrying value of the properties, will be incorporated in the full year results for the Group announced on 1 November.

The Group remains on track to achieve its EPS targets as stated in its May 2006 Interim Results presentation, and it is noted that this excludes any profit generated by this transaction.

Ends…

Media contact:

Jeremy Griffith, St.George Corporate Relations, 02 9236 1328 or 0411 259 432

St.George Bank

Merrill Lynch AIC
New York
September 2006

Steve McKerihan
Chief Financial Officer

st.george

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

st.george

St.George Bank is....

- Australia's 5th largest bank
- Differentiated by customer service
- Energetic, practical and focused
- Delivering sustainable, high quality earnings
- A low risk, growth orientated financial services company

st george

St.George Bank is....

Retail branches by state



Northern Territory
4
Queensland
21
Western Australia
3
South Australia
109
New South Wales
202
Victoria
13
38
Tasmania

- c.2.9m customers
- c.8,600 employees

Business volumes

	$bn	Market Share %
Retail Deposits	42.7	10
Residential Lending*	62.4	9
Managed Funds^	38.4	7
Middle Market**	18.7	7

Big enough to offer the full range of products and services
yet small enough to adapt and grow in a competitive market

st george

All business volumes as at Aug-06 *Includes securitised loans **Includes bill acceptances
^Market share percentage of total retail managed funds

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

st.george

Australian economy – strong and robust

- The Australian economy is robust, benefiting from high commodities prices and strong export markets
- Unemployment around 30 year low at 4.9%
- WA and QLD have benefited particularly from the higher resource prices
- NSW has grown slower than the national average at 1.1%, but the state's economy remains solid and resilient
- Official interest rates have increased by 0.50% over the last 12 months in response to the strong economy and its impact on inflation

st.george

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

st.george

Profit result

	1H06	2H05	Change %*	1H05	Change %^
Profit	$502m	$443m	13.3	$438m	14.6
Earnings per share	191.9¢	170.7¢	12.4	171.2¢	12.1
Return on equity	23.0%	20.9%		21.8%	
Expense to income	44.1%	48.0%		46.8%	
Dividends	74¢	70¢	5.7	67¢	10.4

st.george

All numbers quoted are AIFRS and before significant items and goodwill.
1H06 profit excluding hedging and derivatives $495m. Percentages *Sep-05 to Mar-06 ^Mar-05 to Mar-06

9

Superior return on equity



Return on equity*
%
25
20
15
23.0
AGAAP
Full AIFRS
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Focused on sustainable, high quality earnings

*After preference dividends and before significant items and goodwill

10

Earnings driven by growing business volumes



$bn
90
60
30
0
14.3%
87.0
13.5%
41.8
37.2
33.6%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Lending
Retail Deposits
Managed Funds

Percentages Mar-05 to Mar-06

Delivering solid revenue growth


$bn
1.5
1
0.5
0
8.1%
1.4
AGAAP
Full AIFRS
1.4%
0.6
0.5
14.6%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Revenue
Expenses
Earnings*

High single digit revenue growth + low single digit expense growth = double digit EPS growth

*After tax expense and preference dividends. Percentages Mar-05 to Mar-06. Before significant items

Effective cost management


St.George group expense to income ratio^
%
60
50
40
AGAAP
Full AIFRS
44.1
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06


Peer group expense to income ratio*
%
70
60
50
40
66.6
64.1
55.6
47.7
46.1
46.1
45.8
44.1
Bendigo Bank
Bank of QLD
NAB
CBA
WBC
Suncorp
ANZ
St.George

^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date

Excellent credit quality

Gross non-accruals/total receivables



bps
100
50
0
Average of the 4 majors
St.George
26
13
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

- Exposures well secured and prudently provisioned
- Low risk business mix
- Proven, consistent track record
- Moderate deterioration in unsecured consumer lending arrears, absolute levels remain low

Bad and doubtful debts 0.21%* of average total receivables

*Annualised percentage Sep-05 to Mar-06

Strong dividend growth

Dividend payout



¢
5yr CAGR 19%
75
65
55
45
35
25
31
34
38
42
45
50
60
62
67
70
74
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Earnings per share*



¢
5yr CAGR 15%
200
150
100
50
96
107
122
127
141
144
160
162
171
171
192
AGAAP
Full AIFRS
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Dividends growing in line with earnings per share

*Before significant items and goodwill

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

st.george

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

st.george

Update on key priorities

- Home loans
- Retail deposits
- Middle market
- Managed funds
- Interstate strategy
- Customer service

st.george

Home Loans – strong growth in tough environment

Residential receivables


12.7%*
$bn
65
45
25
62.4
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Aug-06

Run-off rate in Mar-06 15.4% from 23.9% in Sep-02^

- National market share stable
- Margin impact of increased competition minimised by product mix management
- Proprietary lender productivity improving
- Credit quality remains excellent

st.george

*Annualised percentage Sep-05 to Aug-06 (excluding NZ). Includes securitised loans
^Annualised run-off rate includes contractual repayments, discharges and pre-payments

Deposits – well balanced portfolio

Retail deposit balances


9.2%*
$bn
43
33
23
42.7
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Aug-06

Targeted strategy in place

- New products and enhanced focus in wealth and commercial banking
- Branch network targeting transaction accounts
- Direct channel targeting internet accounts

Managing volumes and product mix to achieve profitable growth

st.george

*Annualised percentage Sep-05 to Aug -06

Middle Market - resilient relationship model

Total middle market receivables


23.5%*
$bn
20
15
10
5
18.7
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Aug-06

- Relationship model and Best Business Bank program delivering
- NSW economic growth in 1H06 lower than national average, property sector particularly impacted
- Property sector showing early signs of recovery
- Credit quality remains excellent

Impaired assets/total middle market receivables 0.18% in Mar-06, down from 0.22% in Sep-05

st.george

*Annualised percentage Sep-05 to Aug -06

Middle Market – growing customer relationships

Products per customer


#
8.5
7.0
5.5
4.0
2.5
5.8
6.4
6.5
6.7
7.2
7.3
7.7
8.0
5.0
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Jul-06
Middle market
IBB KARM customers*

Market share^


%
7.5
6.5
5.5
4.5
5
5.3
5.7
6.1
6.4
6.7
7.1
7.2
7.4
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Mar-05
Sep-05
Feb-06
Jul-06

31% increase in Middle Market customers since Sep-04

*KARM – Key account relationship management. ^Cannex derived middle market market share

Wealth Management – strong momentum

Total managed funds


19.4%*
$bn
40
30
20
10
38.4
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Aug-06

- Asgard Wealth Solutions platform funds under administration $28bn, up 23% annualised Sep-05 to Aug-06
- Wealth contribution to Group segmental earnings in 1H06 13%, up from 7% since 1H02
- Excellent inflows reflecting strong platform sales and quality investment offerings

Portfolio of robust businesses well positioned to continue delivering

*Annualised percentage Sep-05 to Aug-06

VIC, QLD and WA – organic momentum building

Residential and Middle Market receivables^


3yr CAGR 25%
19.6%*
$bn
19.4
20
15
10
5
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Residential
Middle Market

Total retail deposits^


3yr CAGR 21%
31.7%*
$bn
6.0
6
5
4
3
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

28% of Group lending receivables and 15% of Group retail deposits balances now reside in VIC, QLD and WA

*Percentages Mar-05 to Mar-06. ^Includes VIC, QLD and WA

Our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

Customer Service - a superior customer experience

Middle Market*


%
100
75
50
25
0
90
72
79
59
86
76
49
23
Satisfaction with relationship manager
Customer satisfaction
Propensity to acquire next product
Definitely recommend
St.George
Average of four majors

GOLD – premium retail

- Likely to recommend' consistently high at 85%^
- 78% nominate St.George as their 1st choice for their next product^^

Wealth

- Asgard 'Elements' ranked # 1 platform for service levels**
- Judged Best Online Service for financial advisers ***

*Source: Jones Donald Customer Satisfaction Survey Sep-05
^Source: Jones Donald Customer Experience Program Mar-06 ^^First choice financial institution
**2005 Assirt/Wealth Insights Service Level Survey ***Investment Trends Competitive Analysis Report 2005

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

Outlook

Sector outlook

- National home loan credit growth to moderate to around 10-12%
- National business lending growth to remain solid with some localised softness
- NSW economy expected to grow slower than national average in the short term
- Markets factoring in one more 25bps rise in official rates
- Competitive environment to remain intense

St.George outlook

- Home loan portfolio to grow in line with system
- Middle market targeting twice system growth
- Deposit volumes and mix managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

St.George remains on track to meet its EPS targets

st george

Targets: FY06 and FY07

EPS growth FY06	**10% AGAAP and >10% Full AIFRS***
EPS growth FY07	**Restated to 10% AIFRS***
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%^
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

*AIFRS targets exclude impact of hedging and derivatives

^Temporary reduction allowed by APRA around issuance of guidelines on innovative/non-innovative hybrids

st george

Confidence for the future

- Core strengths of people and culture
- Strong customer loyalty and advocacy
- Room to grow across products, segments and geographies
- Focused, agile and quick to innovate
- Management team with track record of excellent execution

St.George better positioned than ever to deliver quality and sustainable financial results

st.george

Appendix

Recent developments

st.george

Recent developments

- In Aug-06 St.George announced the sale of its joint venture New Zealand subsidiary Superbank's residential lending portfolio to GE Money
- Also in Aug-06 St.George announced the acquisition of HSBC Bank Australia $420m margin lending portfolio
- In Sep-06 St.George announced the sale and leaseback of its head offices in Kogarah and Adelaide

st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

st.george

st.george

news release

20 September 2006

St.George Prices Crusade Global Trust No. 2 of 2006

St.George Bank Limited announces the pricing on last Friday, 15 September in Sydney, London and New York of Crusade Global Trust No.2 of 2006, an issue of global mortgage-backed securities under its Crusade securitisation programme. The securities denominated in U.S. dollars will be registered with the Securities and Exchange Commission of the U.S.. The Australian dollar and Euro senior tranches will be listed on the Australian Stock Exchange. All securities will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an equivalent value of A$3.034 billion will be issued in 5 tranches, with the following pricing:

- The US$ 1.2 billion senior A-1 tranche was priced at 3 Month LIBOR plus 6 basis points.
- The A-2 senior tranche of Euro 450 million was priced at 3 Month EURIBOR plus 8 basis points.
- The A$ 600 million senior A-3 tranche was priced at 1 Month BBSW plus 16 basis points.
- Two subordinated tranches totalling A$ 77.5 million will also be issued.

It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investor Service.

The USD and Euro tranches had Credit Suisse and Deutsche Bank as Joint Lead Managers. The AUD tranches had Credit Suisse, Deutsche Bank and St.George Bank as Joint Lead Managers. Credit Suisse acted as Arranger on all tranches. Settlement is expected to occur on Thursday 21 September.

Ends...

Media contact or to obtain a copy of the prospectus:

Jeff Sheehan,
General Manager Capital Markets
Level 10, 55 Market Street
Sydney NSW 2000
Tel: [612] 9320 5510
Mobile: [61] 0412 251 194

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank SAINTS**
Date Sent:	25 September 2006

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.3268 per SAINTS to be paid on 20 November 2006 with a record date for determination of entitlements of 3 November 2006. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank SPS**
Date Sent:	25 September 2006

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $1.2827 per SPS to be paid on 20 November 2006 with a record date for determination of entitlements of 3 November 2006. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary